Monthly Report - May, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          105,741     (24,479,556)
Change in unrealized gain (loss) on open            (933,137)        1,169,972
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               5,500          101,048
      obligations
   Change in unrealized gain (loss) from U.S.       (171,031)          216,942
      Treasury obligations
Interest Income 			              132,919          953,715
Foreign exchange gain (loss) on margin deposits         3,441        (375,595)
				                 ------------    -------------
Total: Income 				            (856,567)     (22,413,474)

Expenses:
   Brokerage commissions 		              436,139        2,442,193
   Management fee 			               52,015          277,130
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0            7,199
   Administrative expense 	       	               91,003          472,295
					         ------------    -------------
Total: Expenses 		                      579,157        3,198,817
Net Income(Loss)			   $      (1,435,724)     (25,612,291)
for May, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (111,042.791    $     2,611,978    125,877,235    128,489,213
units) at April 30, 2020
Addition of 		 	              0        239,613        239,613
160.754 units on May 1, 2020
Redemption of 		 	              0    (4,741,684)    (4,741,684)
(3,636.348) units on  May 31, 2020*
Net Income (Loss)               $      (19,985)    (1,415,739)    (1,435,724)
for May, 2020
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2020
(107,603.585 units inclusive
of 36.388 additional units) 	      2,591,993    119,959,425    122,551,418
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2020 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (1.27)% 	  (16.66)%  $  1,013.79	   82,787.171 $    83,928,667
Series 3    (0.91)% 	  (15.17)%  $  1,489.95	   17,207.699 $    25,638,609
Series 4    (0.76)% 	  (14.55)%  $  1,927.88	    4,311.556 $     8,312,154
Series 5    (0.97)% 	  (15.44)%  $  1,416.97	    3,297.159 $     4,671,988

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					June 12, 2020
Dear Investor:

Losses from trading energy, interest rate and non-energy commodity futures outdistanced profits from trading equity futures and foreign exchange forwards.

With global policymakers continuing to add to unprecedented stimulus measures, with good news on the Covid-19 vaccine and therapeutics front, and with high frequency activity and confidence data suggesting that the global economy may be reaching a bottom, long equity futures positions registered gains even as terrible unemployment and growth reports and a variety of U.S.-China conflicts dampened enthusiasm. Long positions in U.S. equity futures accounted for the bulk of the profits, although long positions in French, German, Canadian and Korean futures added to the gains. A short vix trade was profitable too. On the other hand, long positions in Japanese and Australian stock futures posted partially offsetting losses, reflecting the extreme economic weakness in both countries.

The dollar was volatile again in May, rising during the first half of the month and falling thereafter. Consequently, trading results were mixed though fractionally profitable. In the wake of news that the EU might issue a joint bond to fund Covid-19 relief efforts, long euro and Swiss franc positions versus the dollar were profitable. Long positions in high yielding Russian, Polish and South African currencies relative to the dollar also produced gains. In addition, short Brazilian real and Aussie dollar trades against the U.S. unit were profitable, reflecting the difficult economic positions of those two countries. Finally, long New Zealand dollar and pound sterling trades posted gains. On the other hand, trading the dollar against the currencies of Korea, Mexico, Chile and Columbia produced partially offsetting losses.

The aforementioned signs of "economic reopening" and indications that both OPEC+ and non-OPEC production cuts will be larger than previously expected underpinned a surprising surge in crude oil prices which had fallen sharply during the January-April period, with WTI crude rebounding from about $12 per barrel in late April to nearly $36 per barrel at the end of May. Short positions in Brent crude, WTI crude, London gas oil and heating oil were unprofitable and were reduced or reversed. Trading of RBOB gasoline was also unprofitable. Meanwhile, a short natural gas trade was slightly profitable.

Following reports that the EU and Japan were seeking substantial increases in government spending to fight the coronavirus and its economic impacts, interest rates edged higher and losses were sustained on long positions in German, French and Japanese interest rate futures. Trading of U.S. interest rate futures was also slightly unprofitable during May. The surprising news of a possible joint debt program from the EU took pressure off of Italian yields and long positions in Italian interest rate futures were somewhat profitable. A long position in the short sterling future was also marginally profitable.

Lastly, trading of non-energy commodities was marginally negative.



  			   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman